RECEIVED APR 0 3 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

06009737

SECURITIES [illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 50445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clark Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 52nd Floor
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carlos Huerta (214) 661-3520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

PROCESSED
AUG 3 0 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Huerta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clark Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MARTIN J. WEBB
MY COMMISSION EXPIRES
March 15, 2008

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clark Securities, Inc.

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to Rule 15c-3-3

December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of 15c3-3.

Customer Protection – Reserves and Custody of Securities Requirements
for Brokers and Dealers Pursuant to Rule 15c-3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(i) of 15c3-3.

March 21, 2006

NASD

Carlos Huerta, CFO
Clark Securities, Inc.
633 West Fifth Street
Los Angeles, CA 90071-2086

Dear Mr. Huerta:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient due to the following:

1. Page 11 paragraph 1 states that the company operates pursuant to the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3, whereas, page 7 of FOCUS Report IIA filed on 1/24/06 for period ending 12/31/05 indicates that the firm claims exemption under Section (k) (1) of Rule 15c3-3.

   Please provide an amendment clarifying which exemption from SEC Rule 15c3-3 your firm is claiming, keeping in mind that the nature of the exemptive provisions your firm operates under potentially impacts the level of your firm's required net capital; and,

2. Information relating to Possession or Control Requirements under SEC Rule 15c3-3; or a statement indicating an exemption from the requirement including the exemptive provision claimed.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Los Angeles District Office
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com

Carlos Huerta, CFO
Clark Securities, Inc.
March 21, 2006

Please respond to this matter by April 4, 2006. If you have any questions, please contact John F. Meurer, Compliance Examiner at, (213) 613-2638.

Sincerely,

Lusana Gee
Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong
Assistant Regional Director
SEC
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Ernst & Young, LLP
233 S. Wacker Drive, Sears Tower
Chicago, IL 60606